# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported): March 12, 2013**



## United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

| Iowa | 001-34257 | 45-2302834 |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 118 Second Avenue, S.E., Cedar Rapids, Iowa | 52407 |
|:---:|:---:|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01. Other Events.**

On March 12, 2013, United Fire Group, Inc. announced that management will be presenting at the17$^{th}$ Annual NYSSA Insurance Industry Conference in New York, NY on Monday, March 18, 2013. A copy of the press release announcing management's participation in the conference is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

**Item 9.01. Financial Statements and Exhibits.**

(a) None.

(b) None.

(c) None.

(d) Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1    Press Release, dated March 12, 2013, announcing management's participation in the 17th Annual NYSSA Insurance Industry Conference on March 18, 2013.

**Signatures**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**United Fire Group, Inc.**
(Registrant)

Dated:                        March 12, 2013    /s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

# EXHIBIT INDEX

| Exhibit Number | Description of Exhibit |
|---|---|
| 99.1 | Press Release, dated March 12, 2013, announcing management's participation in the 17th Annual NYSSA Insurance Industry Conference on March 18, 2013. |

Exhibit 99.1



# UNITED FIRE GROUP, INC.
## CEDAR RAPIDS, IOWA

# United Fire Group, Inc. to Present at the 17th Annual NYSSA Insurance Industry Conference

CEDAR RAPIDS, Iowa, March 12, 2013 (GLOBE NEWSWIRE) - United Fire Group, Inc. (NASDAQ: UFCS) today announced that Dianne Lyons, Chief Financial Officer, will be presenting at the 17th Annual NYSSA Insurance Industry Conference in New York, NY on Monday, March 18, 2013 at 12:00 pm Eastern Daylight Time. Ms. Lyons will be discussing United Fire Group's financial results and business strategies. A webcast will not be available, but interested parties may access the presentation slides on United Fire Group's website at http://ir.unitedfiregroup.com/events.cfm on the day of the presentation.

###

**About United Fire Group, Inc.**

Founded in 1946 as United Fire & Casualty Company, United Fire Group, Inc., through its insurance company subsidiaries, is engaged in the business of writing property and casualty insurance, reinsurance, and life insurance as well as selling annuities.

Through our subsidiaries, we are licensed as a property and casualty insurer in 43 states, plus the District of Columbia and we are represented by approximately 1,200 independent agencies. The United Fire pooled group is rated "A" (Excellent) by A.M. Best Company.

Our subsidiary, United Life Insurance Company, is licensed in 36 states, represented by more than 900 independent life agencies and rated an "A-" (Excellent) by A.M. Best Company.

Contact:

Anita Novak MBA, CPCU, ARM
Director of Investor Relations
P.O. Box 73909, Cedar Rapids, IA 52407
Phone: 319.399.5251
Email: ALNovak@UnitedFireGroup.com
Website: www.unitedfiregroup.com